Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 29, 2018)

Filed Pursuant to Rule 433(d)

Registration No. 333-206980

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

January 29, 2018

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	3.65% First Mortgage Bonds due 2048

Offering Size:	$700,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$688,289,000

Coupon and Coupon Payment Dates:	3.65% per annum, payable semi-annually on each February 1 and August 1, commencing August 1, 2018

Trade Date:	January 29, 2018

Settlement Date:	February 1, 2018 (T+3)

It is expected that delivery of the First Mortgage Bonds will be made to investors on or about February 1, 2018, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds will be required, by virtue of the fact that the First Mortgage Bonds initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Maturity Date:	August 1, 2048

Benchmark Treasury:	2.750% due August 15, 2047

Benchmark Treasury Yield:	2.948%

Spread to Benchmark Treasury:	+75 basis points

Re-offer Yield:	3.698%

Price to Public:	99.127% of the principal amount

Expected Ratings[1]:	Aa2 by Moody’s Investors Service, Inc.

A+ by S&P Global Ratings

A+ by Fitch Ratings, Inc.

Optional Redemption:	Prior to February 1, 2048 (the date that is six months prior to the maturity date) (the “Par Call Date”), the First Mortgage Bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of First Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed that would be due if the maturity date of such First Mortgage Bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 12.5 basis points (the “Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the First Mortgage Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Barclays Capital Inc.

BNP Paribas Securities Corp.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

SMBC Nikko Securities America, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC

CIBC Capital Markets Corp.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

CUSIP:	595620 AS4

ISIN:	US595620AS49

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BNP Paribas Securities Corp. toll-free at 1-800-854-5674; Scotia Capital (USA) Inc. toll-free at 1-800-372-3930; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings, Inc. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.